January 28, 2011

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Burnett Plaza, Suite 1900

100 F St. NE

Washington, D.C.  20549

Re:	Cornerworld Corporation Annual Report on Form 10-K Schedule 14A File No. 333-128614

Dear Mr. Spirgel,

Reference is made to the letter dated January 14, 2011 (the “Comment Letter”) to Mr. Scott Beck, Chief Executive Officer of Cornerworld Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended April 30, 2010, filed by the Company on August 13, 2010 (the “Annual Report”), and the Definitive Proxy Statement on Schedule 14A, filed by the Company on August 13, 2010 (the “Proxy Statement”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Annual Report on Form 10-K for the Fiscal Year Ended April 30, 2010

Business, Page 2

1.

We note your statement that you do not own the entities comprising the T2 Group. Earlier you define the “T2 Group” as T2 Communications and T2TV. However, on page 1, you state that, as part of the Woodland Acquisition, you acquired all of the issued and outstanding interests in T2TV, L.L.C. or T2TV. Please clarify this statement in your future filings.

CornerWorld Corporation

12404 Park Central, Suite 400

Dallas, Texas 75251

U.S Securities and Exchange Commission

January 28, 2011

The “T2 Group” is comprised of T2 Communications and Visitatel, rather than T2 Communications and T2TV.  The “Ranger Wireless Group” is comprised of Woodland Wireless, Ranger, WMCLS and T2TV, rather than Woodland Wireless, Ranger, WMCLS and Visitatel.  In future filings, we will clarify these terms.

2.

Because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove Reference to the Private Securities Litigation Reform Act of 1995 from your future filings.

We acknowledge the Staff’s comment and in future filings we will remove the reference to the Private Securities Litigation Reform Act of 1995.

Management's Discussion and Analysis of  Financial Condition and Results of Operations page 6

3.

In future filings, please' enhance your MD&A to discuss the likely impact of known trends,  demands, commitment, events or uncertainties which are reasonably likely to have material effects on your financial conditions or results of operations. For example, it appears that your business has changed significantly over the last two years as a result of your Enversa and Woodlands' acquisition. However, you do not provide a thorough discussion of how you believe these acquisitions will impact your revenues or income going forward. For more information refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release No. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

We acknowledge the Staff’s comment and in future filings we will enhance our MD&A disclosures to discuss the likely impact of known trends, demands, commitments, events or uncertainties which are reasonably likely to have material effects on our financial condition or results of operations.

4.

We note your disclosure that one of your debt holders agreed to an amortization of their debt as opposed to being paid an earnings-based formula driven “scrape". If material, please provide additional disclosure regarding the specific changes to the relevant terms of the outstanding debt in your future filings.  In addition, please tell us what consideration, if any, the Company paid to the debt holder for this change.

We acknowledge the Staff’s comment and in future filings we will provide additional information regarding the specific changes to the relevant terms of the outstanding debt, which was previously disclosed in the Company’s Current Report on Form 8-K filed on April 6, 2010.

The Company did not pay any additional consideration to the debt holder for this change.

CornerWorld Corporation

12404 Park Central, Suite 400

Dallas, Texas 75251

U.S Securities and Exchange Commission

January 28, 2011

5.

We also note your statement that you believe that a discussion of period to period changes in your direct marketing and communication services segments would be misleading.  However, we note that the company's sales increased from $3.9 million in 2009 to over $11.4 million in 2010.  Further, your financial statements reflect significant period to period changes in other line items in your consolidated statements of operations and consolidated statements of cash flow.  One of the purposes of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management.  Currently, your disclosure does not appear to provide a complete picture of your company's financial performance over the last two years. In your future filings, please revise your MD&A to clearly disclose and quantify each material factor that contributed to changes in revenue and operating income over the period discussed in your annual report and provide insight into the underlying business drivers or conditions that contributed to these changes, or tell us why you believe such revision is not warranted.

We acknowledge the Staff’s comment and in future filings we will enhance our MD&A to clearly disclose and quantify each material factor that contributed to changes in revenue and operating income over the period discussed in the Company’s annual report and provide insight into the underlying business drivers or conditions that contributed to these changes.

Liquidity and Capital Resources, page 11

6.

In your future filings, please provide a more detailed assessment of your financial condition and liquidity outlook. For example, we note, that you have a working capital deficit of $4.2 million and only $0.6 million of cash on hand.  Please tell us how long management expects that its current cash will sustain the company and how much additional financing the company will require, to meet its current and future cash needs. If you are unable to obtain additional funds, explain how that will impact your ability to perform existing contracts, acquire new business, and develop new products and services.

We acknowledge the Staff’s comment and in future filings we will provide a more detailed assessment of the Company’s financial condition and liquidity outlook.

Management expects that its current cash and operational cash flow will sustain the Company until balloon payments on outstanding debt obligations totaling $4.6 million become due on February 23, 2012.  With respect to additional financing required, at this point, the Company conservatively forecasts it will need approximately $4.6 million in additional financing to meet this commitment, assuming all other financial commitments remain as they are currently structured.   If we are unable to obtain additional funding sources, our lender could call our loan into default which would inhibit our ability to pay costs necessary to perform existing contracts, to acquire new business or to develop new products; in addition, our lender could foreclose on the collateral securing its loan.

CornerWorld Corporation

12404 Park Central, Suite 400

Dallas, Texas 75251

U.S Securities and Exchange Commission

January 28, 2011

7.	Please provide additional disclosure regarding the purchase of your general ledger platform, if material.

The purchase of the general ledger platform consisted of the purchase and installation of the Microsoft Dynamics Great Plains (“GP”) accounting software along with the FRX report writer. The GP implementation was completed during the quarter ended October 31, 2009. No costs, save for minor repair and maintenance, were incurred subsequent to that date.  At this point, management believes that no additional disclosure is required.

Schedule 14A

Executive Compensation, page 11

8.

We note your disclosure that none of your other executive officer's were awarded, earned or were paid over $100,000 during the period covered by this disclosure.  However. On page F-20 of your Annual Report on Form 1O-K, you disclose that your chief marketing officer had an employment agreement that paid him $200,000.   Please explain this apparent discrepancy.

Although our Chief Marketing Officer was paid over $100,000 during the period covered by the proxy statement, we do not believe that our Chief Marketing Officer is an “executive officer” of the Company, as such term is defined in Rule 3b-7.  We interpret Rule 3b-7 to define “executive officer” as any person who has day-to-day operational control of a principal business unit, division, or function, or who performs a policy-making function. Within our management structure, no officer or employee other than those listed as named executive officers, including the Chief Marketing Officer, has any such operational control or performs a policy-making function or has the authority to enter into significant contracts, make significant staffing decisions, or change strategic directions without the approval of a named executive officer.

9.

In your future filings, please provide a narrative description of the information in your summary Compensation table pursuant to Item 402(o) of Regulation S-K, including a description of employment agreements with your named executive officers and your bonus program.

We acknowledge the Staff’s comment and in future filings we will provide information required pursuant to Item 402(o) of Regulation S-K in our Summary Compensation Table, which will include a description of employment agreements with our named executive officers and our bonus program.

CornerWorld Corporation

12404 Park Central, Suite 400

Dallas, Texas 75251

U.S Securities and Exchange Commission

January 28, 2011

Finally, as management of CornerWorld Corporation, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings: and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ V. Chase McCrea III
V. Chase McCrea III, CPA Chief Financial Officer CornerWorld Corporation

CornerWorld Corporation

12404 Park Central, Suite 400

Dallas, Texas 75251